SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

EnviroStar, Inc.
(Name of Issuer)

Common Stock, par value $0.025
(Title of Class of Securities)

262432107
(CUSIP Number)

Lloyd Frank, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”; for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 262432-10-7	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael S. Steiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,038,294(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,028,746
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,038,294(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
____________________________
(1)   Includes 3,028,646 shares owned by the Reporting Person directly and 1,009,548 shares owned by the Reporting Person’s brother that are subject to a Stockholders’ Agreement, as amended, under which the Reporting Person has sole voting power as to such shares.  An additional 100 shares owned by the Reporting Person are not subject to the Stockholders’ Agreement.

CUSIP No. 262432-10-7	Page 3 of 10

This Amendment No. 9 (“Amendment No. 9”) amends in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 4) Items 5 and 6 contained in the Schedule 13D filed on November 9, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004, Amendment No. 4 filed on December 7, 2005, Amendment No. 5 filed on May 2, 2008, Amendment No. 6 filed on December 24, 2008, Amendment No. 7 filed on December 30, 2008 and Amendment No. 8 filed on October 13, 2011 by Michael S. Steiner (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of Common Stock, $.025 par value (the “Common Stock”), of EnviroStar, Inc. (the “Issuer” or the “Company”).  The Original Statement, as amended, including this Amendment No. 9, is referred to collectively as this “Statement.”

Item 5	Interest in Securities of the Issuer

(a) and (b)    As of March 6, 2012, the Reporting Person was the beneficial owner of the following shares of the Issuer’s Common Stock:

Amount Beneficially Owned(1):	4,038,294
Percent of Class	57.4%
Sole Voting Power(1)	4,038,294
Shared Voting Power	0
Sole Dispositive Power	3,028,746
Shared Dispositive Power	0

__________________________
(1)      Includes 3,028,746 shares owned by the Reporting Person directly and 1,009,548 shares owned by Robert M. Steiner, the Reporting Person’s brother.  All of the shares (except 100 shares owned by the Reporting Person) are subject to the Stockholders’ Agreement dated October 13, 2011, as amended, described in Item 6 of this Statement.  The Reporting Person has sole voting power with respect to all 4,038,194 shares that are subject to the Stockholders’ Agreement.  The Reporting Person also has sole voting power over the other 100 shares owned by the Reporting Person, which are not subject to the Stockholders’ Agreement.

(c)    There were no transactions by the Reporting Person in the Issuer’s Common Stock since  the filing of Amendment No. 4 to this Statement except that on March   , 2012, the Reporting Person received a gift of 1,009,549 shares of Common Stock from the William K. Steiner Revocable Trust.  On March 6, 2012, the Reporting Person’s brother, Robert M. Steiner, received a gift of 1,009,548 shares of Common Stock from the William K. Steiner Revocable Trust, of which the Reporting Person is a co-trustee.  As a result of the Stockholders’ Agreement described in Item 6, the Reporting Person’s sole voting power over shares of Common Stock remains at 4,038,294 shares.  However, as a result of such gifts, the Reporting Person’s sole dispositive power increased by 1,009,549 shares and shared dispositive power decreased by 2,019,097 shares.

(d)    No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

CUSIP No. 262432-10-7	Page 4 of 10

(e)    Not applicable.

Item 6	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to a Stockholders’ Agreement, dated October 13, 2011, as amended (the “Stockholders’ Agreement”), which replaced a Stockholders Agreement dated July 22, 2004, as amended and restated, except to the extent otherwise agreed from time to time by the owners of a majority of the 2,019,097 shares that had been owned by the William K. Steiner Revocable Trust, (1,009,549 of which are now owned by the Reporting Person and 1,009,548 are now owned by Robert M. Steiner, the Reporting Person’s brother), on the one hand, and by the owner of the remaining 2,019,097 shares owned by the Reporting Person that were not acquired from the William K. Steiner Revocable Trust, on the other hand, an aggregate of 4,038,194 (57.4%) of the Company’s outstanding shares of Common Stock (the “Shares”), consisting of 3,028,646 shares owned of record by the Reporting Person and 1,009,548 shares owned by Robert M. Steiner, are to be voted on all matters in such manner as may be determined by the Reporting Person.  Should the term of office of any director of the Company expire, or should any director resign, determine not to seek re-election to the Company’s Board of Directors (the “Board”), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such director not be replaced by the Board with a designee recommended to the Board by the Reporting Person, the owners of the Shares are to take all such action as may be permitted under the Company’s Certificate of Incorporation, By-laws and laws of the Company’s state of incorporation to promptly call a special or other meeting of stockholders of the Company and vote, or execute a written consent, to elect, as the successor to such former director, a person designated by the Reporting Person that were not acquired from the William K. Steiner Revocable Trust.  The Stockholders’ Agreement is to terminate on the earlier to occur of (i) the date agreed to in writing by the owners of a majority of the Shares that had been owned by the William K. Steiner Revocable Trust, on one hand, and the owners of a majority of the Shares presently owned by the Reporting Person that were not acquired from the William K. Steiner Revocable Trust, on the other hand, and (ii) the liquidation of the Company or the Company’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Reporting Person, following which transaction or series of transactions the shares of common stock held by stockholders of the Company immediately prior to the first of such transactions do not represent more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

The foregoing is a summary of the Stockholder’s Agreement, as amended, and is qualified in its entirety by reference thereto, copies of which is filed as Exhibit 4(e) and 4(f) to this Statement.

CUSIP No. 262432-10-7	Page 5 of 10

Item 7	Material to be Filed as Exhibits

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (6)

Exhibit 4(f)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March 6, 2012 by Robert M. Steiner and the Reporting Person. (7)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (8)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (9)
__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed with this Amendment No. 8 to this Statement.
(7)	Filed herewith.
(8)	Filed with Amendment No. 6 to this Statement.
(9)	Filed with Amendment No. 7 to this Statement.

CUSIP No. 262432-10-7	Page 6 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael S. Steiner
Dated: March 7, 2012	Michael S. Steiner

CUSIP No. 262432-10-7	Page 7 of 10

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (6)

Exhibit 4(f)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March 6, 2012 by Robert M. Steiner and the Reporting Person. (7)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (8)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (9)
__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed with this Amendment No. 8 to this Statement.
(7)	Filed herewith.
(8)	Filed with Amendment No. 6 to this Statement.
(9)	Filed with Amendment No. 7 to this Statement.

CUSIP No. 262432-10-7	Page 8 of 10

AMENDMENT TO AND
JOINDER IN
STOCKHOLDERS’ AGREEMENT

THIS AMENDMENT AND JOINDER (collectively, this “Joinder”), effective on the date of the gifts by the William Steiner Trust (as defined below) contemplated herein (for purposes of this Amendment and Joinder, the “Effective Date”), is by Robert M. Steiner (“Robert Steiner”) and Michael S. Steiner (“Michael Steiner”) with respect to the Stockholders’ Agreement (as amended hereby, the “Stockholders’ Agreement”) dated as of October 13, 2011 by and among William K. Steiner, Sheila S. Steiner and Michael S. Steiner, not individually but as co-trustees of the William K. Steiner Revocable Trust dated December 22, 2006 (the “William Steiner Trust,” together with any transferee (including, commencing on the Effective Date, Robert Steiner and Michael Steiner as to Shares, as defined in the Stockholders Agreement, that are being transferred to them by the William Steiner Trust) to whom any Shares presently owned by the William Steiner Trust are subsequently transferred (collectively, the “William Steiner Trust Stockholders”) and Michael S. Steiner, individually (together with any transferee to whom Shares presently owned by Michael Steiner (that are not acquired from the William Steiner Trust) are subsequently transferred, collectively, the “Michael Steiner Stockholders”).  Each of the William Steiner Trust Stockholders and Michael Steiner Stockholders are referred to as a “Stockholder” and collectively as the “Stockholders”.

WHEREAS, the William Steiner Trust and Michael Steiner entered into the Stockholders’ Agreement regarding the voting of the shares of Common Stock, par value of $.025 per share, of EnviroStar, Inc., a Delaware corporation (the “Company”), then owned of record by them (the “Shares”); and

WHEREAS, pursuant to the Stockholders’ Agreement, transferees of Shares are required to become bound by the terms and provisions of the Stockholders’ Agreement as a condition to any transfer to them of Shares; and

WHEREAS, the trustees of the William Steiner Trust are contemplating transferring 1,009,548 of the Shares owned by the William Steiner Trust to Robert Steiner and 1,009,549 of the Shares owned by the William Steiner Trust to Michael Steiner; and

NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Definitions.  Capitalized terms used, but not defined herein, shall have the meaning ascribed to them in the Stockholders Agreement.

2.   Agreement to be Bound.  Effective on the Effective Date:

 (a)           Robert Steiner (i) joins and becomes a party to the Stockholders’ Agreement and shall be fully bound by, and subject to, all of the terms and provisions of the Stockholders’ Agreement, as amended hereby, as to the 1,009,548 Shares being transferred by him by the William Steiner Trust, (ii) shall be entitled to all of the benefits of the Stockholders’ Agreement as a William Steiner Trust Stockholder and (iii) shall be deemed a William Steiner Trust Stockholder for all purposes of the Stockholders’ Agreement; and

CUSIP No. 262432-10-7	Page 9 of 10

 (b)           In addition to being a party to the Stockholders’ Agreement as a Michael Steiner Stockholder, Michael S. Steiner (i) joins and becomes a party to the Stockholders’ Agreement and shall be fully bound by, and subject to, all of the terms and provisions of the Stockholders’ Agreement, as amended hereby, as a William Steiner Trust Stockholder with respect to the 1,009,549 Shares being transferred to him by the William Steiner Trust, (ii) shall be entitled to all of the benefits of the Stockholders’ Agreement as a William Steiner Trust Stockholder with respect to such 1,009,549 Shares and (iii) shall be deemed a William Steiner Trust Stockholder for all purposes of the Stockholders’ Agreement with respect to such 1,009,549 Shares.

3.   Amendment.  Effective on the Effective Date, the word “and” is added at the end of clause (i) of Section 4 of the Stockholders’ Agreement, and clause (iii) and the last sentence of Section 4 of the Stockholders’ Agreement are deleted.

4.   Notices.  Pursuant to Section 8 of the Stockholders’ Agreement, Robert Steiner hereby directs that notices to him under the Stockholders’ Agreement be given to him at the following address:

Robert M. Steiner
359 29th Avenue
San Francisco, CA  94121

5.   No Other Modification.  Except as set forth in this Joinder, the Stockholders’ Agreement shall continue in full force and effect.

6.   Successors and Assigns.  This Joinder shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their permitted successors, assigns and transferees of Shares.

7.   Governing Law.  This Joinder shall be governed by the laws of the State of Delaware, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of the parties hereto.

8.   Headings.  The headings in this Joinder are for purposes of reference only and shall not be considered in construing this Joinder.

9.   Counterparts.  This Joinder may be executed in one or more counterparts (it being understood that the parties need not sign the same counterpart), each of which counterparts shall be considered one and the same agreement and, subject to each party delivering a counterpart to the other party within five business days of the first execution hereof, this Joinder shall be effective as of the Effective Date.  Each counterpart may be delivered to the other party by telecopy or PDF electronic delivery, which shall have the same legal effect as the delivery of originals.

[signatures on the following page]

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IN WITNESS WHEREOF, the undersigned has executed this Joinder on the date written below.

/s/ Robert M. Steiner
Date: 3/6/12	Robert M. Steiner
/s/ Michael S. Steiner
Date: 3/6/12	Michael S. Steiner